PART I.  EXHIBIT "A"

                 COMPUTATION OF EARNINGS PER COMMON SHARE
                   (In Thousands Except Per Share Data)


                                                      Three Months Ended
                                                         December 31,
                                                        1995       1994
                                                           (Unaudited)

Net income applicable to common shares                $ 15,940   $ 16,826

Shares:
  Weighted average common shares outstanding            47,378     45,218
  Dilutive effect of certain stock options                 919        598
  Average common shares outstanding as adjusted         48,297     45,816

Earnings per common share                             $    .33   $    .37